SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                          SCHEDULE 13G

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                 FINANCIAL FEDERAL CORPORATION
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            317492106
                         (CUSIP Number)

                       _________________

_______________


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 7 Pages

                          SCHEDULE 13G


CUSIP No. 317492106                   PAGE 2 OF 7 PAGES



1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            Clarence Y. Palitz, Jr.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) []
             (b) []

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER       5     SOLE VOTING POWER 225,225
OF SHARES

BENEFICIALLY 6     SHARED VOTING POWER 3,134,750
OWNED
BY

EACH         7     SOLE DISPOSITIVE POWER 225,225
REPORTING

PERSON WITH  8     SHARED DISPOSITIVE POWER 3,134,750


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                   3,359,975

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                    [X]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   21.5%

12           TYPE OF REPORTING PERSON*
                                   IN









             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G


CUSIP No. 317492106                      PAGE 3 OF 7 PAGES



1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                   CYP, INC.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) []
             (b) []

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Wyoming

NUMBER       5     SOLE VOTING POWER 0
OF SHARES

BENEFICIALLY 6     SHARED VOTING POWER 3,134,750
OWNED
BY

EACH         7     SOLE DISPOSITIVE POWER 0
REPORTING

PERSON WITH  8     SHARED DISPOSITIVE POWER 3,134,750


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                   3,134,750

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                    []

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   20.3%

12           TYPE OF REPORTING PERSON*
                                   CO









             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G


CUSIP No. 317492106                      PAGE 4 OF 7 PAGES



1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             C.M.S. FAMILY ASSOCIATES LIMITED PARTNERSHIP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) []
             (b) []

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Wyoming

NUMBER       5     SOLE VOTING POWER 0
OF SHARES

BENEFICIALLY 6     SHARED VOTING POWER 3,106,625
OWNED
BY

EACH         7     SOLE DISPOSITIVE POWER 0
REPORTING

PERSON WITH  8     SHARED DISPOSITIVE POWER 3,106,625


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                   3,106,625

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                    []

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   20.1%

12           TYPE OF REPORTING PERSON*
                                   PN









             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 317492106                                Page 5 of 7 Pages

Item 1  (a)  Name of Issuer

             FINANCIAL FEDERAL CORPORATION


        (b)  Address of Issuer's Principal Executive Offices

             733 Third Avenue, 7th Floor, New York, NY 10017


Item 2  (a)  Name of Person Filing     (b)  Address of Principal Business
                                            Office or, if none, Residence:

             Clarence Y. Palitz, Jr.        25 Rutherford Road/P. O. Box I
                                            Allamuchy, NJ  07820


             CYP, INC.                      25 Rutherford Road/P. O. Box I
                                            Allamuchy, NJ  07820


             C.M.S. Family Associates       25 Rutherford Road/P. O. Box I
             Limited Partnership            Allamuchy, NJ  07820


        (c)  Citizenship:

             See Item 4 of Pages 2, 3 and 4


        (d)  Title of Class of Securities

             Common Stock


        (e)  CUSIP Number:

             317492106


Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable.

CUSIP No. 317492106                                  Page 6 of 7 Pages


Item 4  Ownership

        (a)  Amount Beneficially Owned

             See Item 9 of pages 2, 3 and 4


        (b)  Percent of Class

             See Item 11 of pages 2, 3 and 4


        (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: See Item 5 of pages 2, 3 and 4


            (ii) shared power to vote or to direct the vote: See Item 6 of pages 2, 3 and 4


            (iii) sole power to dispose or to direct the disposition of:
                  See Item 7 of pages 2, 3 and 4


            (iv)  shared power to dispose or to direct the disposition of:
                  See Item 8 of pages 2, 3 and 4


        (d) As of 12/31/98, Clarence Y. Palitz, Jr. beneficially owned 3,359,975 shares of Common Stock, which includes Item 9 of pages 2, 3 and 4, and such number does not include 66,320 shares of Common Stock upon conversion of convertible subordinated debentures held by trust of which Clarence Y. Palitz, Jr. is a trustee.


Item 5  Ownership of Five Percent or Less of a Class.
          Not Applicable


Item 6 Ownership of More than Five Percent on Behalf of Another Person The partners of C.M.S. Family Associates Limited Partnership are, by attribution, Clarence, Michael and Suzanne Palitz. Under certain circumstances the partners may receive ultimate proceeds from the sale and/or dividends of securities.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not Applicable


Item 8  Identification and Classification of Members of the Group
          Not Applicable

CUSIP No. 317492106                                  Page 7 of 7 Pages

Item 9  Notice of Dissolution of Group
          Not Applicable


Item 10 Certification
          Not Applicable

 _____________________________________________________________________

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            2/9/99
                                            [Date]

                                            /s/ Clarence Y. Palitz, Jr.
                                            [Signature]

                                            Clarence Y. Palitz, Jr.
                                            [Name, Title]

The undersigned hereby agree that for the Schedule 13G for the calendar year ended December 31, 1998 said schedule may be filed on our behalf and included in the one filing of Schedule 13G, pursuant to Rule 13d-1(f)(1).

                             C.M.S. Family Associates Limited Partership


                             By:   /s/ Clarence Y. Palitz, Jr.
                                   CYP, Inc., Managing General Partner
                                   Clarence Y. Palitz, Jr., President


                             CYP, Inc.


                             By:   /s/ Clarence Y. Palitz, Jr.
                                   Clarence Y. Palitz, Jr., President



                             By:   /s/ Clarence Y. Palitz, Jr.
                                   Clarence Y. Palitz, Jr.